# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MapLight Therapeutics, Inc., CIK 0001770069
CUSIP: 56565P103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 07/30/2026
Amends the filing with accession number 0001104659-25-114697
Filed by CIK 0001900201
Persons authorized to receive notices and communications: Robert Brown, c/o Catalyst4, Inc., 555 Bryant Street #376, Palo Alto, California (CA), 94301, (650) 812-2614; Kenneth A, Clark, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California (CA), 94304, 650-493-9300

## Reporting persons
- Catalyst4, Inc. (CIK 0001900201): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 20,906,689; shared voting power 0; sole dispositive power 20,906,689; shared dispositive power 0; aggregate amount beneficially owned 20,906,689 (47.9% of the class)
  Comment: *The percent of class calculation is based on 43,647,188 shares of voting common stock of the Issuer outstanding as of July 27, 2026.
- Robert Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,906,689; sole dispositive power 0; shared dispositive power 20,906,689; aggregate amount beneficially owned 20,906,689 (47.9% of the class)
  Comment: *The percent of class calculation is based on 43,647,188 shares of voting common stock of the Issuer outstanding as of July 27, 2026.
- Ekemini Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,906,689; sole dispositive power 0; shared dispositive power 20,906,689; aggregate amount beneficially owned 20,906,689 (47.9% of the class)
  Comment: *The percent of class calculation is based on 43,647,188 shares of voting common stock of the Issuer outstanding as of July 27, 2026.
- Mark Vorsatz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,906,689; sole dispositive power 0; shared dispositive power 20,906,689; aggregate amount beneficially owned 20,906,689 (47.9% of the class)
  Comment: *The percent of class calculation is based on 43,647,188 shares of voting common stock of the Issuer outstanding as of July 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MapLight Therapeutics, Inc.
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Comment: This Amendment No 1 to the Schedule 13D filed by the undersigned on November 20, 2025, is hereby filed to update certain information with respect to the beneficial ownership of Voting Common Stock (the "Shares") of MapLight Therapeutics, Inc., a Delaware company (the "Issuer"), by Catalyst4, Inc. ("Catalyst"), Robert Brown, Ekemini Riley and Mark Vorsatz. The foregoing individuals, together with Catalyst, are collectively referred to as the "Reporting Persons."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

During the last 60 days, the Reporting Persons acquired 1,209,225 Shares of the Issuer in multiple open market transactions for an aggregate purchase price of approximately $15.3 million, including commissions, as further disclosed in Item 5(c) of this Schedule 13D, which is incorporated by reference herein. The source of funds for the purchase of such Shares of the Issuer was the working capital of Catalyst. No part of the purchase price was represented by borrowed funds or other consideration obtained for the purpose of acquiring, holding, trading, or voting the securities, and there were no loans or financing arrangements involved in the transaction, with no other parties providing funds or consideration.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

The transactions by the Reporting Persons in the Shares of the Issuer during the past 60 days are set forth in Annex A to this Schedule 13D. This Amendment is being filed because the additional purchases effected by the Reporting Person subsequent to the Schedule 13D filed by the Reporting Person on November 20, 2025 (the "Prior Filing"), represent a material increase to the Reporting Person's ownership percentage of the Issuer's outstanding Shares. The transactions set forth in Annex A include the additional purchases of Shares effected by Catalyst subsequent to the Prior Filing, which are identified in Annex A. The Reporting Persons note that such additional purchases were previously disclosed on a Form 4 filed by Catalyst with the Securities and Exchange Commission on July 30, 2026. Except as otherwise disclosed herein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Annex A: Schedule of Transactions

## Signatures
- Catalyst4, Inc.: /s/ Robert Brown, Robert Brown, President (08/03/2026)
- Robert Brown: /s/ Robert Brown, Robert Brown (08/03/2026)
- Ekemini Riley: /s/ Ekemini Riley, Ekemini Riley (08/03/2026)
- Mark Vorsatz: /s/ Mark Vorsatz, Mark Vorsatz (08/03/2026)